Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Golden Star Resources Ltd. (“Golden Star” or the “Company”)
161 Brompton Road, 2nd Floor
Knightsbridge, London SW3 1QP
United Kingdom

Item 2 - Date of Material Change:

July 26, 2020

Item 3 – News Release:

A news release regarding the material change was disseminated by the Company over CNW Group on July 27, 2020.

Item 4 – Summary of Material Change:

On July 27, 2020, Golden Star announced that it had entered into a binding agreement (the “Agreement”) for the sale of its 90% interest in the Bogoso-Prestea Gold Mine (“Bogoso-Prestea”) in Ghana to Future Global Resources Limited (“FGR”).

Item 5 – Full Description of Material Change:

5.1       Full Description of Material Change

On July 27, 2020, Golden Star announced that it had entered into the Agreement for the sale of its 90% interest in Bogoso-Prestea in Ghana to FGR for a purchase price of up to $95 million (the “Transaction”).

FGR will acquire Bogoso-Prestea for $55 million on a cash free, debt free and working capital free basis, which will be paid as follows:

•	consideration of $30 million comprised of $5 million of cash and the assumption by FGR of approximately $25 million of negative working capital payable at closing;
•	$10 million of cash payable on July 31, 2021; and
•	$15 million of cash payable on July 31, 2023.

FGR will assume Bogoso-Prestea’s assets and liabilities. Blue International Holdings Limited (the major shareholder of FGR) will act as guarantor for the above payments.

In addition to the consideration payable at closing and the deferred payments, a contingent payment of up to $40 million conditional upon the occurrence of the milestones described hereinafter in respect of the development of the Bogoso Sulfide Project (the “Contingent Payment”) may become payable by FGR to Golden Star. The trigger point for the Contingent Payment is either (i) FGR’s formal decision to proceed (“Decision to Proceed”) with the Bogoso Sulfide Project, or (ii) the extraction of an aggregate of 5% of the sulfide resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90 day period preceding the date of the Decision to Proceed or the extraction of 5% of the sulfide mineral resources:

•	$20 million, if the average spot gold price is less than or equal to $1,400/oz;
•	$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•	$40 million, if the average spot gold price is greater than $1,700/oz.

The Contingent Payment is payable in two tranches:

•	50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
•	50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the first anniversary of the declaration that 5% of the sulfide mineral resources have been extracted.

The Transaction is anticipated to close by no later than September 30, 2020 upon satisfaction of the conditions precedent set forth in the Agreement. These include approval of the relevant Minister in Ghana, as well as the restructuring of the Company’s streaming agreement with RGLD Gold AG, an affiliate of Royal Gold, Inc. and the Company’s loan facility with Macquarie Bank Limited.

All monetary amounts herein refer to United States dollars.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Paul Thomson

Executive Vice President and Chief Financial Officer

Phone: +44 (0) 20 8167 7000

Item 9 – Date of Report:

August 4, 2020

Notice Regarding Forward-looking Statements and Information

Some statements contained in this Material Change Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding the completion of the Transaction and the timing thereof; the receipt by Golden Star of the Contingent Payment and the potential amount thereof and other amounts to be received pursuant to the Transaction; the ability to satisfy the conditions to closing, including the approval of the relevant Minister in Ghana, the restructuring of the Royal Gold streaming agreement and Macquarie loan facility; and FGR’s ability to deliver the Bogoso Sulfide Project. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “estimates”, “forecasts”, “intends”, “anticipates”, or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; mineral reserves and resources and metallurgical recoveries; the ability to complete the sale transaction and realize the anticipated benefits therefrom; the ability to obtain all necessary consents and approvals for the sale transaction; mining operational and development risks; actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; and future prices of gold. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management’s Discussion and Analysis of financial conditions and results of operations for the three and six months ended June 30, 2020 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this Material Change Report constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. The Company expects that these estimates will change as new information is received. While the Company may elect to update these estimates at any time, the Company does not undertake any estimate at any particular time or in response to any particular event.